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                                                                    EXHIBIT 99.3


Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

March 22, 2002

Dear Sir/Madam:

In connection with our filing of ChoicePoint Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001, Arthur Andersen LLP ("Andersen") has represented to us, by letter dated March 15, 2002, that the audit was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel working on the audit, availability of national office consultation and availability of personnel at foreign affiliates of Andersen to conduct the relevant portions of the audit.

 Very truly yours,



/s/ Michael S. Wood

Michael S. Wood
Chief Financial Officer


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